UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________________ to ______________________

Commission file number 0-22462

GIBRALTAR 401(k) PLAN

GIBRALTAR INDUSTRIES, INC.
f/k/a Gibraltar Steel Corporation
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Share Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: January 12, 2005                                 /s/ Henning Kornbrekke
                                                            Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Gibraltar 401(k) Plan Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

*Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	9

This 11-K/A is being filed to correct an error in the attachment to the original filing transmission.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Gibraltar 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Buffalo, New York
June 18, 2004

Gibraltar 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002
_____________________________________________________________________________________________________

	December 31,
	2003	2002

Assets
Cash equivalents	$11,291,292	$11,920,230
Investments, at fair value	43,060,983	31,855,489
Accrued income	5,274	5,101
Loans receivable	2,434,830	2,126,398
Employer contributions receivable	23,768	3,556
Employee contributions receivable	65,019	9,678

Total assets	56,881,166	45,920,452

Liabilities
Excess contributions payable to participants	112,069	-
Payable for investments purchased	4,608	138,269

Total liabilities	116,677	138,269

Net assets available for benefits	$56,764,489	$45,782,183

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2003 and 2002
________________________________________________________________________________________________

	Year Ended December 31,
	2003	2002

Additions:
Employer contributions	$ 1,458,253	$ 1,432,244
Employee contributions	3,998,248	3,945,607
Net appreciation in fair value of investments	9,704,481	-
Transfers from other plans	638,914	195,002
Interest and other	715,745	966,033

Total additions	16,515,641	6,538,886

Deductions:
Benefits paid out	(5,520,821)	(3,233,600)
Net depreciation in fair value of investments	-	(8,303,739)
Other plan activity	(12,514)	(27,359)

Total deductions	(5,533,335)	(11,564,698)

Increase (decrease) in net assets available for benefits, prior to mergers	10,982,306	(5,025,812)

Transfer of net assets available for benefits from mergers	-	3,659,776

Net increase (decrease)	10,982,306	(1,366,036)

Net assets available for benefits:

Beginning of year	45,782,183	47,148,219

End of year	$56,764,489	$45,782,183

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
____________________________________________________________________________________________________

 1.  Description of Plan

 The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.

 General

 The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is sponsored by Gibraltar Steel Corporation (the Company) for the benefit of eligible employees of the Company and its subsidiaries.  The Company is the Plan Administrator, through its Pension Committee.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

All employees of Gibraltar Steel Corporation of New York (the Company) and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan) are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements which do not require participation.

The Milcor Ltd. Partnership Tax Deferred Savings and Retirement Plan and the Pennsylvania Industrial Heat Treaters, Inc. 401(k) Plan were merged into the Plan effective January 1, 2002, and July 1, 2002, respectively.  The total fair market value of the net assets transferred into the Plan from the Milcor Ltd. Partnership Tax Deferred Savings and Retirement Plan and the Pennsylvania Industrial Heat Treaters, Inc. 401(k) Plan as a result of these mergers were approximately $2,424,000, and $1,235,000, respectively.  The Plan was not party to a merger during 2003.

Employee Contribution

Employees may contribute up to 100% (7% for highly compensated employees) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $11,000 for 2002 and $12,000 for 2003, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $12,000 for 2002 and $14,000 for 2003.

Employer Contribution

The Company matches contributions to the Plan equal to 50% of the first 6% of the employee's elective deferral at the time of salary reduction.

Administration

At December 31, 2002, the Plan's assets were held by Boston Safe Deposit and Trust Company.  As a result of the merger between Boston Safe Deposit and Trust Company and Mellon Trust of New England N.A., (Mellon) which occurred in 2003, Mellon is the Plan Trustee at December 31, 2003.  Mellon is an affiliate of The Dreyfus Trust Company, which is the custodian of the Plan's assets.  The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.  Mellon Human Resources and Investment Solutions (an affiliate of the custodian and the trustee) is the recordkeeper of the Plan.

Gibraltar 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
____________________________________________________________________________________________________

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Vesting and Forfeitures

Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.

Participant Loans

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement.  Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%.  Principal and interest are required to be repaid in equal installments over the term of the loan.  Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.

Plan Expenses

All of the costs of administration of the Plan and Trust are paid by the Company.  Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Gibraltar 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
____________________________________________________________________________________________________

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

In July 2002, the participants of the Plan were notified that on January 2, 2003, the Dreyfus Stable Value fund would be replaced with the Dreyfus Cash Management fund.  Any amounts remaining in the Dreyfus Stable Value fund on January 2, 2003 were transferred into the Dreyfus Cash Management Fund.

The Plan's investments are valued at their fair value, based on quoted prices in an active market for the underlying investments.  Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end.   The information on investments has been derived from reports received from and certified by the Trustee.  Realized gains and losses are determined based on average costs.  Investment income is determined separately for each participant account.

The net appreciation (depreciation) in fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  During 2003 and 2002, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2003	2002

Mutual Funds	$ 8,947,296	$(8,549,076)
Common Stock	757,185	245,337
Total	$ 9,704,481	$(8,303,739)

Gibraltar 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
____________________________________________________________________________________________________

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2003	2002

Janus Fund	$ 8,699,604	$ 6,717,607
Dreyfus Certus Stable Value Fund B	*	11,235,925
Dreyfus Prem Core Value CL R	5,965,507	4,712,508
Managers Special Equity Fund	6,109,108	4,147,491
Invesco Dynamics Fund	3,984,729	2,731,175
Gibraltar Steel Corporation Common Stock	2,952,693	2,430,313
Janus Overseas Fund	2,985,238	*
Dreyfus Cash Management Plus	11,282,097	*

*Indicates the fair value of this investment is less than 5% of the Plan's net assets at the respective year end.

All funds are carried at market value based on the closing bid quotation on the valuation date.

Benefits

Benefits are recorded when paid.

3.  Tax Status

The Internal Revenue Service has determined and informed the Mellon Prototype Plan service provider by letter dated August 27, 2003 that the Plan and related trust are designed in accordance with the Internal Revenue Code.

4.  Parties in Interest

Certain Plan investments are shares of mutual funds managed by Dreyfus, and therefore these transactions qualify as Party-in-Interest transactions.  The Plan also invests in common stock of Gibraltar Steel Corporation. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.      Subsequent Events

Effective January 1, 2004 the Plan was amended to reduce the allowable employee contribution for highly compensated employees from 7% to 5% of eligible compensation.

For the plan year ended December 31, 2004, the Plan was amended to provide for a profit sharing contribution to be made by the company to certain employees of Air Vent Inc. (which was acquired on April 1, 2003) ranging from 7.5% to 15% of such employees' compensation as specified in the amendment.

 Gibraltar 401(k) Plan
 EIN 16-0991536
 Plan#007
 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
____________________________________________________________________________________________________

Identity of Issuer and	Units of	Fair Market
Description of Investments	Investment	Value

TBC Income Pooled	4,587	$ 4,587
Janus Fund	370,669	8,699,604
Dreyfus Prem Core Value CL R *	217,481	5,965,507
Managers Special Equity Fund	77,833	6,109,108
AIM Combination Stock & Bonds Fund	37,370	894,638
Gibraltar Steel Corporation Common Stock *	117,310	2,952,693
Janus Overseas Fund	144,494	2,985,238
Dreyfus Premier Core Bond CL A *	163,346	2,425,686
Vanguard Bond Market	178,779	1,843,216
Dreyfus Basic S & P 500 Stock Index *	95,519	2,210,308
Dreyfus Disciplined Stock Fund *	50,784	1,524,015
Dreyfus Midcap Value Fund *	68,261	1,884,684
AIM Invesco Dynamics Fund	270,334	3,984,729
Dreyfus Cash Management Plus *	11,282,097	11,282,097
Van Kampen Emerging Growth Fund	16,231	586,411
Dreyfus Premier Balanced Fund Class R *	25,509	314,780
American Century Income & Growth	7,325	202,745
AIM Invesco Small Co Growth Fund	16,200	180,143
Managers Capital Appreciation Fund	4,862	123,792
Dreyfus Founders Fund *	4,346	112,902
MFS Investors Trust Fund	3,891	60,783
Participant Loans (interest rates are fixed at prime plus 1%		2,434,830
and currently range from 5.5% to 10.5%)

		$ 56,782,497

* Indicates Party-in Interest to the Plan.